                                     Filed Pursuant to Rule 424(b)(3)
                                           Registration No. 033-61601


                  Pricing Supplement, dated October 31, 1996
                to Prospectus Supplement dated October 6, 1995
                    to Prospectus dated September 27, 1995


                             BANPONCE CORPORATION
                         Medium-Term Notes, Series 2
             Due From Nine Months to 30 Years From Date of Issue
             Payment of Principal, Premium, if any, and Interest

PRINCIPAL AMOUNT. . . . . . . . . . . . . . . . .  $30,000,000.00
ORIGINAL ISSUE DATE . . . . . . . . . . . . . . .  November 6, 1996
MATURITY DATE . . . . . . . . . . . . . . . . . .  November 6, 2001
GLOBAL NOTE . . . . . . . . . . . . . . . . . . .  Yes
INITIAL INTEREST RATE . . . . . . . . . . . . . .  6.54%
INTEREST RATE BASIS . . . . . . . . . . . . . . .  Fixed
INDEX MATURITY. . . . . . . . . . . . . . . . . .  N/A
SPREAD. . . . . . . . . . . . . . . . . . . . . .  N/A
INTEREST RATE RESET PERIOD. . . . . . . . . . . .  N/A
INTEREST PAYMENT PERIOD . . . . . . . . . . . . .  June 15, December 15, and
                                                   at maturity.  (First interest
                                                   payment 12/15/96.
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The proceeds from the issuance of the Note to which this Pricing Supplement relates will be used to finance BanPonce Corporation subsidiaries.

                             RECENT DEVELOPMENTS

On August 20, 1996, the Small Business Job Protection Act of 1996 (the "Small
Business Job Protection Act") was signed into law. The Act provides for the repeal of Section 936 of the Internal Revenue Code of 1986, as amended
("Section 936") subject to a ten year grandfather provision.  In general terms,
Section 936 provides United States corporations operating in Puerto Rico ("936 corporations") with a tax credit against United States federal tax liability on income derived from business operations and certain investments in Puerto Rico.
The Small Business Job Protection Act phases out the Section 936 tax credit for income derived from Puerto Rican business operations of a 936 Corporation over a ten-year period and repeals, retroactively as of July 1, 1996, the credit against United States federal tax liability for investments ("936 funds") made be 936 corporations in Puerto Rico. This credit has created a local money market (the "936 funds market") in which funding is normally available at a cost below that prevailing in the United States mainland or the Eurodollar markets. The volume of the 936 funds market could be reduced significantly during the Corporation's current fiscal year as a result of the enactment of the Act. As of June 30, 1996, the Corporation was a recipient of and had a balance of $[2.9] billion in 936 funds, representing [19.5]% of the Corporation's total liabilities. Management anticipates that the main impact of this legislation will be a moderate net increase in the Corporation's cost of funds. The anticipated rise in the cost of funds is expected to be partially offset by a decrease in the cost of complying with various investment requirements mandated by local regulations that are applicable to all recipients of 936 funds. The repeal of Section 936 also could have and adverse effect on the general economic condition of Puerto Rico, the Corporation's predominant service area.